Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     March __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March __, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After March __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

FIRSTENERGY CORP. (70-[    ])
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     Notice of Proposed Amendments to Governing Documents of Registered Holding
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Company and Termination of Rights Plan; Order Authorizing Solicitation of
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Proxies
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     FirstEnergy Corp. ("FirstEnergy"), a registered holding company, whose principal executive office is at 76 South Main Street, Akron, Ohio 44308, has filed an Application/Declaration pursuant to Sections 6(a)(2), 7, and 12(e) of the Act and Rules 62 - 65 thereunder (a) for approval of certain amendments to its Amended Articles of Incorporation ("Articles") and Amended Code of Regulations ("Regulations," and together with the Articles, the "Governing Documents"), (b) for authority to solicit proxies (the "Solicitation") from its common stockholders for use at its Annual Meeting scheduled for May 18, 2004, and at any adjournment or adjournments thereof, in connection with such amendments and for shareholder approval for certain executive compensation plans (and related amendments thereto) providing for the issuance of shares of FirstEnergy common stock heretofore approved by the Commission under the Act,


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and (c) to terminate FirstEnergy's Rights Agreement as heretofore approved by the Commission.

     FirstEnergy directly or indirectly owns all of the outstanding common stock of ten electric utility subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company, American Transmission Systems, Incorporated, Jersey Central Power & Light Company, Pennsylvania Electric Company, Metropolitan Edison Company, Pennsylvania Power Company, York Haven Power Company, and The Waverly Electric Power & Light Company, which together provide service to approximately 4.3 million retail and wholesale electric customers in a 36,100 square-mile area in Ohio, New Jersey, New York and Pennsylvania.

     Amendments to Governing Documents. FirstEnergy proposes to amend its Governing Documents, and to solicit proxies in connection therewith, in order to eliminate or modify certain so-called "anti-takeover" type provisions that were originally intended, at least in part, to force persons seeking to take control of the company to initiate arm's length discussions with the Board of Directors.

          (i) Declassification of Board of Directors. FirstEnergy's Regulations currently provide that the Board of Directors of the company is to be divided into three (3) classes with members of each class serving three-year terms. The Board of Directors currently consists of fifteen (15) members divided into three
(3) classes. The Board of Directors has unanimously adopted resolutions, subject to shareholder and regulatory approvals, amending the Regulations to eliminate the classification of Board members. The proposal, if approved by shareholders, would allow for the annual election of directors beginning with the director slate to be voted upon at FirstEnergy's 2005 Annual Meeting. Directors who have been previously elected for three-year terms expiring beyond the 2005 Annual Meeting would serve out the balance of their terms so that no director previously elected to a multi-year term would have his or her term shortened. Consequently, under the proposed amendments, the first class of directors to be elected to one-year terms would be in 2005. Directors standing for election in 2006 and 2007 would likewise be elected to one-year terms so that upon the conclusion of the Annual Meeting in 2007, the declassification of the Board would be complete and all directors would be subject to annual election. Approval of the proposal requires the affirmative vote of the holders of at least 80% of FirstEnergy's outstanding common stock.

          (ii) Elimination of Certain Supermajority Shareholder Voting Requirements. In addition, FirstEnergy's shareholders will be asked to consider and vote upon a proposal to amend its Regulations and to repeal certain provisions of its Articles, which relate to the voting requirements for amending or repealing certain provisions in the Governing Documents.

     Currently, the affirmative vote of 80% of the shares entitled to vote, voting as a single class (an "80% Supermajority") is required to make certain amendments to the Governing Documents. FirstEnergy's Board of Directors is proposing that these special 80% Supermajority voting requirements be changed in the Governing Documents to reduce the voting requirements from 80% of the shares entitled to vote to two-thirds, which is consistent with Ohio law. Approval of this proposal requires the affirmative vote of 80% of the shares entitled to vote.

     Specifically, Article X of the Articles establishes an 80% Supermajority requirement to amend or repeal the following provisions: Article V--the fixing


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or changing of the terms of unissued or treasury shares; Article VI--the absence of cumulative voting rights in the election of directors; Article VII--the absence of preemptive rights to acquire unissued shares; and, Article VIII--the ability of the company to repurchase its shares. Similarly, Regulation 36 of the Code also establishes an 80% Supermajority requirement to amend or repeal the following provisions: Regulation 1--the time and place of shareholder meetings; Regulation 3(a)--the calling of special shareholder meetings; Regulation 9--the order of business at shareholder meetings; Regulation 11--the number, election and term of directors; Regulation 12--the manner of filling vacancies on the Board of Directors; Regulation 13--the removal of directors; Regulation 14--the nomination of directors and elections; and, Regulation 31--the indemnification of directors and officers. Both Article X and Regulation 36 require an 80% Supermajority vote to be amended or repealed.

     In addition, the Board of Directors proposes to change the 80% Supermajority voting requirement in Regulations 11 and 13. Currently, Regulation 11 of the Code enables a change in the number of Directors of the company, and Regulation 13 provides that any Director or the entire Board of Directors may be removed, in each case only by the affirmative vote of the holders of at least 80% of the voting power of the company, voting together as a single class. The Board of Directors proposes to reduce this 80% Supermajority in both cases to two-thirds.

     Certain Compensation Plan Amendments. In addition to voting on the changes to the Governing Documents described above, FirstEnergy's shareholders will also be asked to approve FirstEnergy's existing Executive Deferred Compensation Plan ("Executive Plan"), which was established by the Board of Directors in 1985, and Deferred Compensation Plan for Outside Directors ("Director Deferred Plan"), which was established by the Board of Directors in 1997. The plans have not heretofore been approved by FirstEnergy's shareholders as such approval had not been required. These plans allow eligible employees and outside directors, as the case may be, to defer a portion of their compensation and retainers by choosing to have such amounts treated as though invested in common stock of FirstEnergy./1/ Both plans also contain a matching feature under which an additional 20% of the amount deferred is credited to an employee's or director's account and invested in common stock equivalents.

     The Executive Plan and Director Deferred Plan are being submitted for shareholder approval at the Annual Meeting in order to comply with new listing requirements of the New York Stock Exchange ("NYSE"), adopted in 2003. The new listing requirements apply to equity compensation plans that contain a matching or bonus formula that credits additional shares of stock to an employee's or director's account based on the amount of his or her deferrals. Under the NYSE listing standards, equity compensation plans with such features must now be approved by shareholders. These features are also required to contain either a fixed term of no more than ten years or a maximum share reserve. The Board of Directors is proposing to add the ten-year term and maximum share reserve to

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     /1/ The Commission has previously authorized FirstEnergy to issue up to 30 million shares of common stock or common stock based awards under the Executive Plan and Director Deferred Plan and other plans maintained for the benefit of shareholders, officers, employees and non-employee directors, as they may be amended or renewed from time to time. See FirstEnergy Corp., et al., Holding Co. Act Release No. 27694 (June 30, 2003). The proposed changes, which are required in order to comply with NYSE listing rules, will not increase the number of shares of common stock or common stock equivalents that FirstEnergy is already authorized to issue.


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each plan./2/

     Termination of Shareholder Rights Plan. In November 1997, the Board of Directors of FirstEnergy authorized assignment of one share purchase right (a "Right") for each outstanding share of FirstEnergy common stock. The Rights are issued pursuant to a Rights Agreement dated as of November 18, 1997 between FirstEnergy and The Bank of New York, as rights agent. Each Right entitles the registered holder of the associated share of common stock to purchase from FirstEnergy one share of common stock at a price of $70 per share (the "Purchase Price"), when the Rights become exercisable. The Rights, which currently are to expire on November 18, 2007, are not exercisable until a triggering event involving either an acquisition of 15% or more of the outstanding common stock of the company by any person or group of associated persons (an "Acquiring Person") or the commencement or announcement of an intention make a tender offer by any Acquiring Person of at least 25% of the outstanding common stock of the company. In the event of a merger with or other specified transactions (as described in the Rights Agreement) between FirstEnergy and an Acquiring Person, the holder of each Right would be entitled to receive, upon exercise of the Right, a number of shares of common stock of FirstEnergy, or of the Acquiring Person, as the case may be, having a value double the amount of the Purchase Price./3/

     FirstEnergy's Board of Directors has taken action, subject to receipt Commission authorization, to terminate the Rights Agreement through the acceleration of the expiration date of the Rights issued thereunder to March 31, 2004 or such later date as the Commission issues an order in this docket approving such proposal. No shareholder approval is required for this proposal.

     The Proposed Solicitation. FirstEnergy intends to seek shareholder approval to amend its Governing Documents at its Annual Meeting to be held on May 18, 2004. In order to maintain its schedule for timely receipt of proxies for the Annual Meeting, FirstEnergy intends to file the definitive proxy materials with the Commission under Section 14 of the Securities Exchange Act of 1934, as amended, on April 2, 2004 and commence the Solicitation immediately thereafter. Accordingly, FirstEnergy is requesting that the Commission's notice of filing of the Application/Declaration include an order authorizing commencement of the Solicitation. FirstEnergy estimates that the total amount of all fees, commissions and expenses to be incurred in connection with the proposed transactions will not exceed $35,000, including a fee not to exceed $12,500, plus reimbursement of its expenses, to be paid to a proxy solicitor.

     It is stated that no state commission and no federal commission, other that this Commission, has jurisdiction over the proposed transactions.

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/2/  FirstEnergy states that it does not believe that the solicitation of shareholder approval for the Executive Plan or the Director Deferred Plan is subject to Sections 12(e) and Rules 62 - 65 since those plans already exist and the proposed changes to the plans (to add the 10-year fixed term and maximum share reserve provisions to comply with NYSE listing rules) do not appear to require approval under Sections 6(a) and 7 of the Act.

/3/ In its order approving FirstEnergy's acquisition of GPU, Inc., the Commission also authorized FirstEnergy to implement the Rights Agreement in accordance with its terms. See FirstEnergy Corp., et al., Holding Co. Act Release No. 27459 (Oct. 29, 2001).


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     It appears that the Application/Declaration, to the extent that it relates to the proposed Solicitation, should be permitted to become effective forthwith pursuant to Rule 62.

     IT IS ORDERED, THEREFORE, that the Application/Declaration, to the extent that it relates to the proposed Solicitation be, and it hereby is, permitted to become effective forthwith pursuant to Rule 62, and subject to the terms and conditions prescribed in Rule 24 under the Act. For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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